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Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 20-17

Alianza Launches Exploration Program at Twin Canyon Gold Project, Colorado

Vancouver, BC, September 24, 2020 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) is pleased to report that it has commenced a follow-up exploration program at the Twin Canyon project in southwestern Colorado. Twin Canyon hosts disseminated gold mineralization in sandstone and was the site of a small mining operation dating back to the 1950s.

The Company launched the program on the basis of Alianza’s successful first field program at Twin Canyon. Highlights of that work included expansion of the property to over four square kilometres, definition of a large gold in soil anomaly ranging from 20 – 460 ppb gold and measuring over 1,900 m long by 100 m wide, and the discovery of new areas of gold mineralization through limited prospecting. Results include 0.208 g/t gold in a grab sample of bitumen-spotted altered Junction Creek Sandstone.

The current program will consist of detailed prospecting and geological mapping within areas of gold soil anomalies, expansion of the BLEG soil sampling campaign to cover the prospective host Junction Creek sandstone unit throughout the property, and detailed structural mapping to determine the primary controls focusing gold mineralization.

“We are excited to be back in the field at Twin Canyon expanding our soil coverage to encompass the area of anomalous gold results in both rocks and soils that is in excess of 3.2 square kilometres,” stated Jason Weber, P.Geo., President and CEO of Alianza. “A key component of the program is gaining an understanding of structural controls, through mapping across the structural antiform that hosts the past-producing Charlene Mine, within this potentially large gold mineralizing system.”

Gold mineralization occurs at Twin Canyon in areas where the host sandstone unit is bleached and spotted with bitumen, with small amounts of limonite after pyrite. Optical and microprobe work carried out on mineralized samples indicate a direct gold – bitumen association raising the novel possibility that the mineralizing process at Twin Canyon is driven by those associated with petroleum basin development.  A small underground gold mine (the Charlene Mine) operated at Twin Canyon dating back to the mid-1950s. Historic sampling of the underground workings has returned grab samples ranging from 0.1 to 15.77 g/t gold. Twenty-eight historic channel samples 1.5 to 10 metres in length were anomalous in gold, eight of which exceeded 2 g/t gold (including a highlight of 8.1 g/t gold over 3 metres).

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 110.0 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.